UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

(Exact name of registrant as specified in its charter)
_______________________________________

Delaware	001-11311	13-3386776
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

21557 Telegraph Road, Southfield, MI		48033
(Address of principal executive offices)		(Zip code)

Terrence B. Larkin
Executive Vice President, Business Development, General Counsel
and Corporate Secretary
(248) 447-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Company and Product Overview
Lear Corporation (“Lear” or the “Company”) is a leading Tier 1 supplier to the global automotive industry.  Our business spans all major automotive markets, and we supply seating and electrical distribution systems and related components to virtually every major automotive manufacturer in the world.  As of December 31, 2015, we have manufacturing, engineering and administrative capabilities in 36 countries with 240 locations and are continuing to grow our business in all automotive producing regions of the world.

Lear is a recognized global leader in complete automotive seat systems and key individual seat component parts.  Our seating business consists of the design, development, engineering, just-in-time assembly and delivery of complete seat systems, as well as the design, development, engineering and manufacture of all major seat components, including seat structures and mechanisms, seat covers and surface materials such as fabric and leather, seat foam and headrests. We are one of only two independent seat suppliers with global scale and the capability to design, develop, engineer, manufacture and deliver complete seat systems and components in every major automotive producing region in the world.

Our electrical business consists of the design, development, engineering and manufacture of complete electrical distribution systems that route electrical signals and manage electrical power within a vehicle.  Key components in the electrical distribution system include wiring harnesses, terminals and connectors, junction boxes and high power components for hybrid and electric vehicles. We also design, develop, engineer and manufacture sophisticated electronic control modules that facilitate signal, data and power management within the vehicle. We have added capabilities in wireless communication modules that process various signals to, from and within the vehicle, including cellular, Wi-Fi and GPS. We are one of only four suppliers with complete electrical distribution system and component capabilities in every major automotive producing region in the world.

Our products are more fully described in our Annual Report, which can be accessed at: http://www.lear.com/.

Lear Corporation’s policy on Conflict Minerals can be found at:
http://www.lear.com/Site/Suppliers/Conflict-minerals.aspx?cat_id=20

Information included on the Company’s website is provided for informational purposes only and is not incorporated by reference herein.

Section 1 - Conflict Mineral Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), the Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report and both reports are posted to the Company’s publically available Internet site at: http://ir.lear.com/sec.cfm.
Information included on the Company’s website is provided for informational purposes only and is not incorporated by reference herein.
Item 1.02 - Exhibit
The Company’s Conflict Minerals report for the year ended December 31, 2015 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report dated May 23, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Lear Corporation

Date:	May 23, 2016	By:	/s/ Jeffrey H. Vanneste
		Name:	Jeffrey H. Vanneste
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report dated May 23, 2016.